UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Amendment No. 4
Under the Securities Exchange Act of 1934

Encore Wire Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

292562105

(CUSIP Number)

Joseph B. Armes
Chairman of the Board
President and Chief Executive Officer
Capital Southwest Corporation
12900 Preston Road, Suite 700
Dallas, Texas 75230
(972) 233-8242

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 292562105	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital Southwest Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC/AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,312,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,312,500
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34%
14.	TYPE OF REPORTING PERSON (see instructions) CO

Page 3 of 5 Pages

This Amendment No. 4 to Schedule 13D amends and restates the previously filed Schedule 13D in its entirety.

Item 1.  Security and Issuer

This Schedule 13D relates to the Common Stock, $0.01 par value, of Encore Wire Corporation, a Delaware corporation (the "Shares" and "Encore," respectively), which has its principal executive offices located at 1329 Millwood Road, McKinney, Texas 75069.

Item 2.  Identity and Background

(a)   Capital Southwest Corporation ("CSC")

(b)   The business address of CSC is 12900 Preston Road, Suite 700, Dallas, Texas 75230

(c)  The principal business interests of CSC is the investment of venture capital.

(d)   Not Applicable.

(e)   Not Applicable.

(f)   CSC is a corporation organized under the laws of the State of Texas

Item 3.  Source and Amount of Funds or Other Consideration

The purchases of the shares were made in both open market and privately negotiated transactions.  The aggregate amount of funds used for such purchases was $5.2 million.  All of the funds required for such purchases came from CSC's working capital.

Item 4.  Purpose of Transaction

The Shares owned by CSC were purchased as an investment.  CSC has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Encore, or the disposition of securities of Encore; (b) an extraordinary corporate transaction, such as a merger, reorganization or sale of assets of Encore or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Encore; (d) any change in the present board of directors or management of Encore, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Encore; (f) any other material change in Encore's business or corporate structure; (g) changes in Encore's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Encore by any person; (h) causing a class of securities of Encore to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Encore becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer

(a)	CSC As of December 31, 2013, CSC owned of record and beneficially 1,312,500 shares.
(b)	CSC has the sole power to vote and dispose of all 1,312,500 Shares.
(c)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the  Issuer

Not Applicable

Page 4 of 5 Pages

Item 7.  Material to be filed as Exhibits

Not Applicable.

Page 5 of 5 Pages

SIGNATURES

The undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2014

CAPITAL SOUTHWEST CORPORATION

By:	/s/ Joseph B.Armes
Joseph B. Armes
Chairman of the Board
President and Chief Executive Officer